Exhibit (a)(5)(F)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JOEL ROSENFELD, on Behalf of Himself	)	Case No.
and All Others Similarly Situated,	)
)
	)	CLASS ACTION
Plaintiff,	)
	)	CLASS ACTION COMPLAINT
vs.	)	FOR VIOLATIONS OF THE
	)	FEDERAL SECURITIES LAWS
YUME, INC., ERIC SINGER, MITCHELL	)
HABIB, ADRIEL LARES, ELIAS NADER,	)	JURY TRIAL DEMANDED
CHRISTOPHER PAISLEY, JOHN MUTCH,	)
BRIAN KELLEY, and STEPHEN	)
DOMENIK,	)
)
Defendants.	)
)
)
)
)
)

Plaintiff Joel Rosenfeld (“Plaintiff”), individually and on behalf all others similarly situated, by and through his undersigned counsel, alleges the following upon information and belief, including an examination and inquiry conducted by and through his counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge, as follows:

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other public stockholders of YuMe, Inc. (“YuMe” or the “Company”) against YuMe and the members of YuMe’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”),
15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which YuMe will be acquired by RhythmOne plc (“RhythmOne”), through RhythmOne’s wholly owned subsidiary Redwood Merger Sub I, Inc. (“Purchaser”) (the “Proposed Transaction”).

2. On September 5, 2017, YuMe issued a press release announcing it had entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to sell YuMe to RhythmOne. Under the terms of the Merger Agreement, each share of YuMe common stock will be exchanged for the right to receive: (i) $1.70 in cash; and (ii) 0.7325 ordinary shares of RhythmOne (the “Offer Price”), giving effect to a 10-for-1 share consolidation that RhythmOne shareholders approved on September 25, 2017. Pursuant to the Merger Agreement, the Tender Offer commenced on January 4, 2018, and is scheduled to expire one minute following
11:59 P.M. Pacific time on February 1, 2018. The Proposed Transaction is valued at approximately $185 million.

3. On January 4, 2018, YuMe filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that YuMe stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

YuMe management to result from the Proposed Transaction; (ii) the financial forecasts of RhythmOne; (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”); and (iv) Company insiders’ potential conflicts of interest. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as YuMe stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4. In short, the Proposed Transaction will unlawfully divest YuMe’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. YuMe is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of YuMe.

9. Defendant YuMe is a Delaware corporation and maintains its principal executive offices at 1204 Middlefield Road, Redwood City, California 94063. YuMe is a leading independent provider of multi-screen programmatic video advertising technology. The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “YUME”.

10. Defendant Eric Singer (“Singer”) is Chairman of the Board and has been a director of the Company since May 2016.

11. Defendant Mitchell Habib (“Habib”) has been a director of the Company since June 2013.

12. Defendant Adriel Lares (“Lares”) has been a director of the Company since June 2013.

13. Defendant Elias Nader (“Nader”) has been a director of the Company since May 2016.

14. Defendant Christopher Paisley (“Paisley”) has been a director of the Company since November 2012.

15. Defendant John Mutch (“Mutch”) has been a director of the Company since July 2017.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

16. Defendant Brian Kelley (“Kelley”) has been a director of the Company since July 2017.

17. Defendant Stephen Domenik (“Domenik”) has been a director of the Company since July 2017.

18. The parties identified in paragraphs 10 through 17 are referred to herein as the “Individual Defendants” or the “Board.”

OTHER RELEVANT ENTITIES

19. RhythmOne is a public limited company incorporated and registered in England and Wales. RhythmOne is a technology-enabled digital media company that connects online audiences with brands through premium content across devices. RhythmOne’s common stock is traded on the London Stock Exchange under the ticker symbol “RTHM.”

20. Purchaser is a Delaware corporation and a direct wholly owned subsidiary of RhythmOne.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own YuMe common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

22. Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

23. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of January 2, 2018, there were 35,056,618 shares of Company common stock issued and outstanding. All members of the Class may be identified from records maintained by YuMe or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

24. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a) Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b) Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c) Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d) Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

25. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

26. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

27. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

SUBSTANTIVE ALLEGATIONS

Company Background

28. YuMe is an independent provider of multi-screen video advertising technology, connecting brand advertisers, digital media property owners, and consumers of video content across a range of internet-connected devices. The Company’s digital video advertising solutions are purpose-built for brand advertisers, advertising agencies and digital media property owners. YuMe offers advertising customers end-to-end marketing solutions by combining data-driven technologies with deep insight into audience behavior. The Company also offers demand-side platform (“DSP”), called YuMe for Advertisers, to find relevant audiences and deliver targeted advertising, and a supply-side platform, called YuMe for Publishers, which helps aggregate audiences, define audience characteristics, and offer monetization opportunities for digital media property owners. YuMe’s technologies serve the specific needs of brand advertisers and enable them to find and target brand-receptive audiences across a range of internet-connected devices and digital media properties. The Company’s software is used by digital media properties to monetize professionally-produced content and applications.

29. On May 9, 2017, YuMe issued a press release announcing its first quarter of 2017 financial results. For the quarter, net income was $1.2 million, compared to net loss of $3.6 million in the first quarter of 2016. Adjusted EBITDA was $4.3 million, compared to $0.5 million in the first quarter of 2016. Commenting on the quarter’s positive financial results, Paul Porrini (“Porrini”), YuMe’s Chief Executive Officer (“CEO”), stated:

We are pleased to report strong first quarter results that demonstrate the underlying health of the business. We achieved positive Net Income and Adjusted EBITDA, an unprecedented achievement for YuMe in the seasonally slow first quarter. These results benefitted from strength in our programmatic business combined with our continued focus on operational efficiency. We are executing well against our financial and strategic goals and are building momentum that we expect will continue throughout 2017.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

30. On August 8, 2017, the Company issued a press release announcing its second quarter of 2017 financial results. For the quarter, YuMe reported revenue of $42.8 million, compared to $40.7 million in the second quarter of 2016. Net income was $4.4 million for the quarter, compared to net loss of $2.5 million in the second quarter of 2016. Porrini commented on the quarter’s continued favorable results, noting:

We are very pleased to report that in the second quarter, we returned to revenue growth, significantly reduced operating expenses, generated positive net income and exceeded our prior adjusted EBITDA guidance. We continue to benefit from the strength in our programmatic business and are solidifying our position through industry leading innovation such as our connected TV initiatives. . . . Our continued focus on operational efficiency helped make the first half of 2017 the most profitable first half of the year in the Company’s history. Our second quarter, and year to date results show that we can tune our expense profile to achieve profitability while executing against our financial and strategic goals. We are building on this momentum and our third quarter outlook combined with our quarterly dividend payments illustrate our continued confidence in the financial strength of the business and our commitment to delivering shareholder value.

The Proposed Transaction

31. On October 30, 2015, the heads of corporate development of YuMe and RhythmOne, among others, presented company overviews and found the two businesses to be potentially complementary. The parties held additional meetings but in December 2015 mutually agreed not to pursue a strategic transaction at that time.

32. Between March and June 2016, the parties reengaged in discussions in connection with a potential strategic transaction, with RhythmOne ultimately declining to submit a proposal at that time.

33. The Company subsequently engaged Deutsche Bank as its financial advisor and conducted a strategic outreach.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

34. In connection with the strategic process, on January 30, 2017, RhythmOne provided to Deutsche Bank a high-level overview of proposed terms and structure of a potential transaction with the Company. The parties continued discussions on and off over the next several months and on June 15, 2017, RhythmOne submitted a non-binding letter of intent to acquire YuMe for an aggregate of $120 million in cash and $70 million in RhythmOne shares.

35. Thereafter, the parties continued to discuss the deal terms and on August 10, 2017, YuMe and RhythmOne executed a letter of intent for RhythmOne to acquire YuMe for $1.70 per share in cash and approximately $3.55 per share in RhythmOne shares, for a total purchase price of approximately $5.25 per share. On September 3, 2017, the parties revised the mechanism for calculating the stock consideration component.

36. On September 4, 2017, Deutsche Bank rendered its fairness opinion and the parties subsequently executed the Merger Agreement.

37. On September 5, 2017, YuMe issued a press release announcing the Proposed Transaction. The press release states, in relevant part:

San Francisco, USA – September 5, 2017 — RhythmOne plc (LSE AIM: RTHM) today announced that that it has entered into a definitive agreement with YuMe, Inc. (NYSE: YUME) to acquire all its issued and to be issued share capital for a total consideration of approximately US $185M based on current exchange rates. The transaction is expected to close by Q1 2018.

The combination of YuMe and RhythmOne will bring together demand-side and supply-side strengths in the fast growing segments of mobile, video, connected TV (“CTV”) and programmatic trading. The combined marketplace is anticipated to be a top five comScore ranked marketplace that will facilitate seamless, transparent connections between thousands of advertisers and a massive supply of brand-safe inventory. The RhythmOne platform is purpose-built to meet a broad range of campaign objectives, providing turnkey solutions for both brand and performance campaigns. Furthermore, the platform will provide advertisers with a credible, scaled and independent alternative to entrenched players.

“Acquiring YuMe accelerates RhythmOne’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale,” said Ted Hastings, CEO, RhythmOne. “Through YuMe, RhythmOne gains access to premium video supply including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. We believe this combination will give RhythmOne the resources, relationships and talent to drive value for its shareholders, and true a return on investment.”

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

“The future of brand advertising is connected; connecting buyers to premium inventory, connecting screens to deliver unified cross-screen campaigns, connecting campaigns to brand objectives and most importantly, connecting the best technologies to each other to deliver a sum that is greater than its parts,” said Paul Porrini, CEO, YuMe. “We are proud of the business we have built at YuMe, and our success in delivering innovative technologies that have helped our clients achieve their marketing goals. Together, RhythmOne and YuMe have an opportunity to transform digital advertising with an adaptive platform that connects premium demand and supply with efficiency and performance at its core.”

“The combined company will have a strong financial profile providing a solid, scalable foundation upon which to accelerate growth and profitability,” said Eric Singer, chairman of YuMe. “After a comprehensive review of strategic alternatives, the YuMe board concluded that the combination with RhythmOne is in the best interest of all stockholders. This combination will provide immediate scale and will allow us to build upon the significant financial improvements underway in both companies. I look forward to serving the stockholders as chairman of the combined company upon closing and to guiding the team in realizing the combined company’s mission.”

* * *

Under the terms of the agreement, YuMe shareholders will receive $1.70 per share in cash and 7.325 shares in RhythmOne stock which equates to a total consideration of $185M.

YuMe’s directors and officers and stockholders owning more than 10% of YuMe, and each of their respective affiliates, who among them hold approximately 31.6% of the issued YuMe shares, have signed tender and support agreements consenting to tender their share and not to offer, sell, grant any option to purchase or otherwise dispose of any RhythmOne shares received by them for a period of six months from closing of the transaction.

The acquisition is conditional on YuMe stockholders tendering at least a majority of the issued and outstanding YuMe shares. The acquisition is also subject to other conditions customary for transactions of this nature and requires clearance by the relevant competition authority, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. RhythmOne will register the shares offered to YuMe stockholders with the US Securities and Exchange Commission.

Insiders’ Interests in the Proposed Transaction

38. RhythmOne and YuMe insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of YuMe.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

39. Notably, it appears that members of Company management and the Board have secured positions for themselves upon consummation of the Proposed Transaction. The Recommendation Statement discloses that “certain current executive officers of YuMe will have positions as executive officers of RhythmOne following the [Proposed Transaction].” Recommendation Statement at 13. Moreover, the September 5, 2017 press release announcing the Proposed Transaction states “YuMe will appoint two directors to the newly constituted board of directors, one of whom will be Eric Singer, who will become the Chairman of the Board.”

40. Additionally, the Company’s directors and executive officers will receive substantial cash consideration in connection with tendering their shares of Company common stock in the Tender Offer, as set forth in the following table:

Name	Issued and Outstanding Shares Owned (#)	Cash Consideration for Shares Pursuant to the Offer ($)	Share Consideration for Shares Pursuant to the Offer (#)	Transaction Consideration for Shares Pursuant to the Offer ($)(1)
NON-EMPLOYEE DIRECTORS
Adriel Lares	52,469	$89,197	38,433	$236,112
Brian Kelley	—	—	—	—
Chris Paisley	96,469	163,997	70,663	434,112
Elias Nader	15,473	26,304	11,333	69,632
Eric Singer(2)	5,508,069	9,363,717	4,034,659	24,786,316
John Mutch	—	—	—	—
Mitchell Habib	35,503	60,865	26,225	161,116
Stephen Domenik	—	—	—	—
EXECUTIVE OFFICERS
Paul Porrini	140,045	238,077	102,582	630,207
Ayyappan Sankaran	985,919	1,676,062	722,185	4,436,638
Michael Hudes	27,965	47,541	20,484	125,844
Tony Carvalho	125,662	213,625	92,047	565,480

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	6,987,874	$11,879,385	5,118,611	$31,445,457

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

41. Further, if they are terminated in connection with the Proposed Transaction, YuMe’s executive officers are set to receive substantial cash severance payments, as set forth in the following table:

Name	Salary Severance ($)	Health Coverage Severance ($)(1)	Acceleration of YuMe Options ($)(2)	Acceleration of YuMe RSUs ($)(3)	Total ($)
Paul Porrini	$675,000	$25,210	$—	$872,428	$1,572,638
Ayyappan Sankaran	$510,000	$25,210	$—	$523,791	$1,059,001
Michael Hudes	$340,000	$15,515	$—	$322,804	$683,319
Tony Carvalho	$315,400	$17,659	$—	$538,071	$871,130

The Recommendation Statement Contains Material Misstatements or Omissions

42. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to YuMe’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer or seek appraisal.

43. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by YuMe management to result from the Proposed Transaction; (ii) the financial forecasts of RhythmOne; (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Deutsche Bank; and (iv) Company insiders’ potential conflicts of interest. Accordingly, YuMe stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer or seek appraisal without all material information at their disposal.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Material Omissions Concerning Synergy Forecasts and RhythmOne Forecasts

44. The Recommendation Statement omits material information regarding certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by YuMe management to result from the Proposed Transaction reviewed and approved for Deutsche Bank’s use by YuMe.

45. For example, the Recommendation Statement states that “[i]n connection with Deutsche Bank’s role as financial advisor to YuMe, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning YuMe and certain internal analyses, financial forecasts and other information relating to YuMe prepared by management of YuMe. In addition, Deutsche Bank reviewed certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by the management of YuMe to result from the Transactions, as approved for Deutsche Bank’s use by YuMe (the “Synergies”).” Recommendation Statement at 34. The Recommendation Statement, however, fails to disclose the Synergies.

46. Similarly, the Recommendation Statement states that “Deutsche Bank also reviewed certain publicly available financial and other information concerning RhythmOne and certain internal analyses, financial forecasts and other information related to RhythmOne prepared by management of RhythmOne and approved by YuMe for Deutsche Bank’s use.” Recommendation Statement at 35. The Recommendation Statement, however, fails to disclose the RhythmOne forecasts.

47. The omission of this information renders the statements in the “Certain Financial Forecasts” and “Opinion of YuMe’s Financial Advisor” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Material Omissions Concerning Deutsche Bank’s Financial Analyses

48. The Recommendation Statement describes Deutsche Bank’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Deutsche Bank’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, YuMe’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Deutsche Bank’s fairness opinion in determining whether to tender their shares in connection with the Tender Offer or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to YuMe’s stockholders.

49. With respect to Deutsche Bank’s Selected Public Companies Analysis, the Recommendation Statement fails to disclose: (i) whether the selected companies whose multiples were considered not meaningful and excluded from the analysis were excluded because their multiples were above 15.0x or were excluded because their multiples were negative; and (ii) the benchmarking analyses for YuMe in relation to the target companies and the financial and operating characteristics and other factors observed by Deutsche Bank with respect to the other selected companies.

50. With respect to Deutsche Bank’s Selected Transactions Analysis, the Recommendation Statement fails to disclose whether the transactions whose multiples were considered not meaningful and excluded from the analysis were excluded because their multiples were above 15.0x or were excluded because their multiples were negative.

51. With respect to Deutsche Bank’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the inputs and assumptions underlying the discount rate range of 12.0% to 15.8%; (ii) the YuMe financial metric that the perpetuity growth rate range of 3.0% to 5.0% was applied to in order to derive the terminal value for the Company used in the analysis; and (iii) the implied terminal multiples resulting from the analysis.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

52. When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

53. The omission of this information renders the statements in the “Summary of Material Financial Analyses” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

54. Further, the Recommendation Statement fails to disclose material information concerning the potential conflicts of interest faced by YuMe insiders.

55. The Recommendation Statement discloses that “certain current executive officers of YuMe will have positions as executive officers of RhythmOne following the [Proposed Transaction].” Recommendation Statement at 13. Moreover, according to the September 5, 2017 press release announcing the Proposed Transaction, “YuMe will appoint two directors to the newly constituted board of directors, one of whom will be Eric Singer, who will become the Chairman of the Board.” Yet, the Recommendation Statement fails to disclose the details of any employment related discussions and negotiations that occurred between RhythmOne and YuMe executive officers, including who participated in all such communications, when they occurred, and their content, as well as whether any of RhythmOne’s prior proposals or indications of interest mentioned management retention.

56. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

57. The omission of this information renders the statements in the “Past Contracts, Transactions, Negotiations and Agreements,” and “Background of the Offer and the Merger,” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

58. The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in favor of the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations of Section 14(d) of the Exchange Act and

SEC Rule 14d-9

59. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting YuMe stockholders to tender their shares in the Tender Offer.

60. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

61. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

62. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

63. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

64. Plaintiff repeats all previous allegations as if set forth in full.

65. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

66. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer.

67. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

68. Plaintiff repeats all previous allegations as if set forth in full.

69. The Individual Defendants acted as controlling persons of YuMe within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of YuMe and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

70. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

71. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

72. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

73. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of YuMe, and against defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction, unless and until defendants disclose and disseminate the material information identified above to YuMe stockholders;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: January 9, 2018	WEISSLAW LLP Joel E. Elkins

	By:	/s/ Joel E. Elkins
Joel E. Elkins

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

            -and-

Richard A. Acocelli

1500 Broadway, 16th Floor

New York, NY 10036

Telephone: 212/682-3025

Facsimile: 212/682-3010

Attorneys for Plaintiff and the Proposed Class

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

CERTIFICATION PURSUANT TO FEDERAL SECURITIES LAWS

The undersigned certifies as follows:

1. I have reviewed the complaint in this matter against YuMe, Inc. (“YuMe”) and others and authorized the filing thereof.

2. I did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in any private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. My transactions in YuMe securities that are the subject of the complaint during the class period specified in the complaint are set forth in the chart attached hereto.

5. I have not sought to serve or served as a class representative under the federal securities laws in the last three years, other than as listed below (if any):

6. I will not accept any payment for serving as a representative party beyond the undersigned’s pro rata share of any recovery, except as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I hereby certify, under penalty of perjury, that the foregoing is true and correct.

Dated: January 8, 2018

/s/ Joel Rosenfeld
Joel Rosenfeld

Transaction (Purchase or Sale)	Trade Date	Quantity	Price per Share
Purchase	May 4, 2014	1,545 shares	$6.22
Purchase	August 11, 2014	3,000 shares	$5.60
Purchase	August 14, 2014	1,500 shares	$5.10